Law Office of BRIAN P. SIMON

Attorneys at Law

August 3, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington DC  20549

RE:	ABCO Energy, Inc. Commission File No. 000-55235
Form S-1 Registration Statement [“Form S-1 RS”]

Gentlemen:

Pursuant to the applicable provisions under the Securities Act of 1933, as amended, enclosed please find a copy of  the Form S-1 RS, including all exhibits. This Form S-1 RS is being filed under the Form DRS Rules (Draft Registration Statement).

Please address any questions or comments you have regarding the enclosed Form S-1 RS to the undersigned at the address below and via email at bps@bsimonlaw.com.

Thank you very much.

Very truly yours,

LAW OFFICE OF BRIAN P. SIMON

BRIAN P. SIMON
By:
Brian P. Simon

cc:
BPS:dm

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